S0 3/6/03

03012927

VF 3-6-03

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED MAR - 3 2003 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8-53743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/30/01 (date of inception) AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WaMu Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Third Ave. WMT 0626
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Ohl 206 554-2504
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

700 Fifth Avenue, Suite 4500 (Address) Seattle (City) WA (State) 98104-5044 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
WaMu Capital Corp.
Seattle, Washington

We have audited the accompanying statement of financial condition of WaMu Capital Corp. (the "Company") as of December 31, 2002, and the related statements of income, cash flows, and changes in stockholder's equity for the period from November 30, 2001 (date of inception) through December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the period from November 30, 2001 (date of inception) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules appearing on pages 12, 13, and 14 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 19, 2003

WAMU CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 202,022
Cash segregated in compliance with federal or other regulations	2,000,000
Receivable from:	
Brokers, dealers, and clearing organizations	35,372,628
Customers	403,498
Securities owned—at fair value ($107,882,640 was pledged as collateral)	152,296,037
Securities purchased under agreements to resell	6,921,335
Furniture, equipment, and leasehold improvements—at cost, less accumulated depreciation and amortization of $257,655	2,507,588
Receivable from affiliates	5,280,186
Underwriting and finders fees receivable	1,361,100
Interest receivable	1,015,781
Prepaid expenses and other assets	259,835
TOTAL	$207,620,010

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to:	
Brokers and dealers	$ 6,803,478
Customers	1,470,337
Short-term borrowings	20,209,000
Securities sold but not yet purchased—at fair value	7,085,312
Securities sold under agreements to repurchase	128,142,005
Accrued compensation and related benefits	2,307,694
Payable to affiliates	3,248,026
Federal income tax payable	4,292,513
Interest payable	337,445
Other liabilities and accrued expenses	756,589
Total liabilities	174,652,399
COMMITMENTS AND CONTINGENCIES (Note 9)	
STOCKHOLDER'S EQUITY:	
Common stock, no par value—authorized, 10,000 shares; issued and outstanding, 5,000 shares	
Paid-in capital	25,000,000
Retained earnings	7,967,611
Total stockholder's equity	32,967,611
TOTAL	$207,620,010

See notes to financial statements.